Mail Stop 3561

      November 2, 2005


Via U.S. Mail and Fax
Cecelia Pineda
Chief Executive Officer
Northtech Corporation
Suite 421-1917 West 4th Avenue
Vancouver, British Columbia
Canada V6J 1M7

	Re:	Northtech Corporation
		Form SB-2 filed October 5, 2005
		File No. 333-128822

Dear Ms. Pineda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you reference industry research throughout the document, such as those provided by Wendy Close, research director with Gartner Inc., and Karen Smith, research director of the Aberdeen group, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Registration Statement Facing Page
2. We note that you plan to rely on Rule 415 to conduct a continuous offering of your securities. Please add a box to the cover page of the registration statement and mark that box to indicate that you are relying on Rule 415. Please see Interpretation D.36 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, found on the web at http://www.sec.gov/interps/telephone/1997manual.txt.

Fee Table, page 2
3. Please revise the fee table to register the warrants underlying the units to be offered and sold under the Form SB-2.

Prospectus Cover Page, page 3
4. Indicate that you intend to seek to have market-makers quote the shares on the Over the Counter Bulletin Board, as disclosed on page
10.
5. Please clarify that your common stock will be sold on your behalf by Ms. Pineda. Also disclose that Ms. Pineda will not receive any commissions or proceeds from the offering for selling the shares on your behalf.
6. As to your disclosure of proceeds from the exercise of purchase warrants, please revise to clarify that the indicated amount of proceeds assumes the exercise of all of the warrants within a three-year period.

Dealer Prospectus Delivery Obligation, page 4
7. In your response letter, and considering the disclosure in your Plan of Distribution section, explain to us in what way the dealers` prospectus delivery obligation would be applicable to your offering.
You may omit this language to the extent it is not applicable.

General Information about Our Company, page 5
8. Revise to discuss in the prospectus summary and risk factors sections that the proceeds received from investors will not be held in an escrow or trust account. In addition, briefly disclose the lack of any assurances that Ms. Pineda will be in a position to return funds to investors in your offering in the event you are unable to sell the 2 million units. Your new risk factor should also address the risk that the company may prematurely use the offering proceeds before the satisfaction of the all or none condition.
9. Briefly indicate what you anticipate your two database programs will do for your potential clients.

Risk Factors, page 6

General
10. Please remove mitigating language from your risk factors section.
For example, we note that there are numerous mitigating statements in the risk factor captioned: "Because we do not currently have any patent or trademark protection..." (page 8), such as:

* "Despite efforts to protect our proprietary rights, such as our designs and brand name...";
* "We believe that our software programs will be unique...";
* "We currently keep all such information in locked computer databases...";
* "We rely on informal copyright laws...."
11. We note your statement on page 23 that Northtech Corporation intends "to file the registration papers for our business license in the province of British Columbia, Canada once we have completed the development of our software products and commence marketing operations in Canada." Please tell us, in your response to this comment, whether you must obtain a business license in order to market and sell your product in British Columbia. If so, and to the extent material, revise your summary and risk factors section to disclose to investors that you may be unable to obtain the licensing required for the marketing and sale of your software products.

Use of Proceeds, page 11
12. Disclose your intended use of proceeds assuming the exercise of any of the warrants being registered.

Dilution of the Price you Pay for Your Shares, page 12
13. Please disclose and quantify the further dilution to new investors that will occur upon the exercise of all warrants.


Terms of the Offering, page 14
14. Clarify under what circumstances you will extend the offering period for an additional 90 days and how you will notify potential investors of such as extension. Address whether investors are permitted to rescind the purchase of your securities during the offering period. Also disclose the circumstances that will lead you to terminate the offering.

Exhibit Index, page 46
15. Please file a form of the warrant agreement as an exhibit to the registration statement.

Undertakings, page 46
16. Delete the undertaking required by Item 512(d) of Regulation S-B, as you are not registering securities for sale in an underwritten offering. Similarly remove the undertaking required by Item 512(f)
since you are not relying upon Rule 430A to omit information from your prospectus.

Exhibit 5.1
17. File a revised legality opinion whereby counsel opines that the warrants are legal and binding obligations of the registrant.
18. Counsel states that "[t]he Company`s existence and form is valid and legal pursuant to the representation above." Revise the opinion to confirm that counsel has independently verified the company`s legal existence and form.
19. Please remove the statement from the legality opinion that counsel "is licensed to practice in the State of California." Because counsel is opining on Nevada law, this is an inappropriate jurisdictional qualification.

Exhibit 99
20. Revise this exhibit to remove the reference to Rotoblock
Corporation.




*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.










	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Derek Swanson, Staff Attorney, at (202)551-
3366,
or me at (202) 551-3810 with any other questions.


								Sincerely,


								/s/ Michele M. Anderson
								Michele M. Anderson
								Legal Branch Chief

















cc:	Michael M. Kessler, Esq.
	Via Facsimile: (916) 239-4008

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Cecelia Pineda
Northtech Corporation
November 2, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE